Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of management. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Public Company Accounting Oversight Board (United States).

INTEGRA RESOURCES CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of United States dollars)

	Note	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents		$61,116	$52,190
Receivables and prepaid expenses	3	4,718	3,213
Inventories	5	48,540	58,020
Derivative assets	21	59	551
Marketable securities		363	363
Prepaid income tax		208	208
Total current assets		115,004	114,545

Non-current assets
Mineral properties, plant and equipment	6	48,907	46,841
Exploration and evaluation assets	7	59,354	58,278
Restricted cash	4	15,246	15,288
Deferred income taxes		1,562	1,569
Other non-current assets		575	563
Total assets		$240,648	$237,084

LIABILITIES
Current liabilities
Trade and other payables	8	$17,886	$19,919
Current income tax liabilities		8,257	6,482
Debt	9	19,080	16,707
Current portion of lease liabilities	10	4,032	5,237
Current portion of reclamation and remediation liabilities	11	1,851	1,615
Other current liabilities		91	182
Total current liabilities		51,197	50,142

Non-current liabilities
Lease liabilities	10	2,542	3,475
Reclamation and remediation liabilities	11	55,040	52,912
Total liabilities		108,779	106,529

SHAREHOLDERS' EQUITY
Share capital	12	257,490	257,481
Contributed surplus		10,217	9,895
Accumulated other comprehensive income		21,775	21,775
Deficit		(157,613)	(158,596)
Total shareholders' equity		131,869	130,555
Total liabilities and shareholders' equity		$240,648	$237,084

Contingencies (note 22)

Events after reporting period (note 23)

Approved by the Board of Directors

/s/ Anna Ladd-Kruger, Director	/s/ Janet Yang, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

INTEGRA RESOURCES CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(in thousands of United States dollars, except for shares and per share amounts)

		Three months ended March 31,
	Note	2025	2024
Revenues	13	$57,025	$-
Cost of sales
Production costs	14	(34,482)	-
Depreciation, depletion and amortization		(3,327)	-
Royalties		(3,732)	-
Total cost of sales		(41,541)	-
Gross profit		15,484	-
Exploration and evaluation expenses	7	(2,304)	(3,309)
General and administrative expenses	16	(1,674)	(1,202)
Depreciation		(205)	(241)
Share-based compensation	12	(351)	(444)
Profit (loss) from operations		10,950	(5,196)
Net finance expenses	17	(1,136)	(635)
(Loss) gain on derivatives	9,21	(3,083)	482
Other expenses	18	(2,324)	(146)
		4,407	(5,495)
Income tax expense	19	(3,424)	-
Net income (loss)		$983	$(5,495)

Other comprehensive income (loss)
Item that may be reclassified subsequently to net income (loss):
Foreign exchange translation difference		-	44
Total comprehensive income (loss)		$983	$(5,451)

Net income (loss) per share
Basic		$0.01	$(0.08)
Diluted		$0.01	$(0.08)

Weighted average number of common shares outstanding
Basic		168,710,837	73,134,556
Diluted	12	188,284,963	73,134,556

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

INTEGRA RESOURCES CORP.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(in thousands of United States dollars, except for number of shares)

	Number of shares	Amount	Contributed surplus	Accumulated other comprehensive income	Deficit	Total
Balance, December 31, 2023	68,871,437	$176,942	$8,853	$3,820	$(149,095)	$40,520
Common shares issued in equity financings	16,611,750	11,098	-	-	-	11,098
Common shares issued on property acquisition	2,959,769	2,100	-	-	-	2,100
Share issue costs	-	(1,149)	-	-	-	(1,149)
Restricted share units vested, net of shares withheld to satisfy tax withholding	15,746	28	(32)	-	-	(4)
Restricted share units vested settlement in cash	-	-	(8)	-	-	(8)
Share-based compensation	-	-	444	-	-	444
Net loss for the period	-	-	-	-	(5,495)	(5,495)
Foreign exchange translation difference	-	(4,309)	-	4,353	-	44
Balance, March 31, 2024	88,458,702	$184,710	$9,257	$8,173	$(154,590)	$47,550

Balance, December 31, 2024	168,707,653	257,481	9,895	21,775	(158,596)	130,555
Restricted share units vested, net of shares withheld to satisfy tax withholding	3,637	8	(11)	-	-	(3)
Restricted share units vested settlement in cash	-	-	(18)	-	-	(18)
Warrants exercised	500	1	-	-	-	1
Share-based compensation	-	-	351	-	-	351
Net income for the period	-	-	-	-	983	983
Balance, March 31, 2025	168,711,790	$257,490	$10,217	$21,775	$(157,613)	$131,869

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

INTEGRA RESOURCES CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of United States dollars)

		Three months ended March 31,
	Note	2025	2024
Operating activities
Net income (loss)		$983	$(5,495)
Items not affecting cash:
Depreciation, depletion and amortization		3,532	241
Finance expenses	17	1,136	635
Loss (gain) on derivatives	9,21	3,083	(482)
Deferred income tax		7	-
Share-based compensation		351	444
Change in estimate of reclamation costs at closed mines	11	184	-
Reclamation paid	11	(281)	(300)
Income tax payable		3,417	-
Other		(112)	(48)
		12,300	(5,005)
Changes in working capital
Trade and other receivables		177	(5)
Inventories		8,478	-
Prepaid expenses and other assets		(1,803)	134
Trade and other payables		(3,420)	(2,003)
Interest received		339	83
Net cash provided by (used in) operating activities		16,071	(6,796)

Investing activities
Expenditures on mineral properties, plant and equipment		(3,919)	(33)
Expenditures on exploration and evaluation assets		(162)	(419)
Proceeds from sale of net smelter royalty	7	-	4,875
Purchase of derivative assets	21	(276)	-
Other		42	62
Net cash (used in) provided by investing activities		(4,315)	4,485

Financing activities
Proceeds from common shares issued	12	-	11,098
Share issuance costs	12	-	(767)
Lease payments	10	(2,336)	(121)
Interest paid		(399)	(27)
Other		(95)	(69)
Net cash (used in) provided by financing activities		(2,830)	10,114
Effects of exchange rate changes on cash and cash equivalents		-	44
Net increase in cash and cash equivalents		8,926	7,847
Cash and cash equivalents, beginning of period		52,190	8,815
Cash and cash equivalents, end of period		$61,116	$16,662

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

1 NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company") was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc. On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.

On November 8, 2024, the Company acquired all of the outstanding common shares of Florida Canyon Gold Inc. ("FCGI"). Through the acquisition, the Company acquired the Florida Canyon mine. There have been no changes to the purchase price allocation or related acquisition accounting since the completion of the acquisition, as disclosed in note 5 of the audited consolidated financial statements for the year ended December 31, 2024.

In early 2025, the United States and Canadian governments announced new tariffs on imported goods, potentially causing economic uncertainty and market volatility. Management is actively assessing the situation and expects the impact on the Company to be minimal.

The Company is a growing precious metals producer focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western USA. As at March 31, 2025, the Company owned the producing Florida Canyon mine in Imlay, Nevada and two flagship development-stage heap leach projects: the past producing DeLamar Project in southwestern Idaho, and the Nevada North Project in western Nevada.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR" and on the NYSE American under the symbol "ITRG".

The Company's warrants trade on the TSX Venture under the symbol ITR.WT.

2 MATERIAL ACCOUNTING POLICIES

Basis of presentation and measurement

These condensed interim consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to interim financial reports, including International Accounting Standard 34 - Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which has been measured at fair value. All amounts are expressed in US dollars, unless otherwise noted. References to CA$ represent Canadian dollars.

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

These condensed interim consolidated financial statements were approved by the Company's Board of Directors on May 14, 2025.

Material accounting policies

The accounting policies applied in these condensed interim consolidated financial statements, with the exception of the change in functional currency, are consistent with those applied in the annual audited consolidated financial statements for the year ended December 31, 2024.

In preparing these condensed interim consolidated financial statements, the significant judgment made in applying the Company's accounting policies and the key sources of estimation uncertainty are consistent with those disclosed in the annual audited consolidated financial statements for the year ended December 31, 2024.

Change in functional currency

The functional currency is the currency of the primary economic environment in which an entity operates. The Company reassesses the functional currency of its entities if there is a change in events or conditions used to determine the primary economic environment.

Effective January 1, 2025, the Company reassessed the functional currency of it's parent entity following the acquisition of FCGI and its Florida Canyon mine.  As a result of this acquisition, the Company determined that the functional currency of the parent entity had changed from Canadian dollars (CAD) to U.S. dollars (USD), as the majority of its revenues, expenses and cash flows are now primarily denominated in USD. The functional currency of the Company's other subsidiaries remains USD. This change was applied prospectively from January 1, 2025.

Pronouncements issued but not yet effective

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into three defined categories (operating, investing and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided ("management-defined performance measures"), IFRS 18 requires disclosure of the explanations around those measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements, nor will it impact which items are classified in other comprehensive income and how these items are classified. This standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard on its financial statements.

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

IFRS 9 - Financial Instrument and IFRS 7 - Financial Instruments: Disclosure

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments. These amendments updated classified and measurement requirements in IFRS 9 Financial Instrument and related disclosure requirement in IFRS 7 Financial Instruments: Disclosure. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance ("ESG")-linked features and other similar contingent features. The IASB also added disclosure requirements to provide additional transparency regarding equity investments designated at fair value through other comprehensive income and financial instruments with contingent features such as those related to ESG requirements. The amendments are effective for annual periods beginning on or after January 1, 2026 and is not expected to have a material impact on the Company.

3 RECEIVABLES AND PREPAID EXPENSES

	March 31, 2025	December 31, 2024
Prepaid insurance	$1,850	$660
Other prepaid expenses	2,298	1,820
Other receivables	570	733
	$4,718	$3,213

As of March 31, 2025, trade receivable was $nil. The Company does not have any significant balances that are past due nor any significant expected credit losses. The Company's credit risk is discussed in note 21.

4 RESTRICTED CASH

As at March 31, 2025, the Company had cash collateral of $11.4 million (December 31, 2024 - $11.4 million) for surety bonds issued to guarantee the reclamation and remediation obligation primarily for the Florida Canyon mine. The Company also had reclamation deposits of $3.6 million (December 31, 2024 - $3.6 million) held in trust as security to the United States Bureau of Land Management related to site closure obligation at the Florida Canyon mine and the Cerro Colorado project, and a security deposit of $0.3 million (December 31, 2024 - $0.4 million) for credit cards.

5 INVENTORIES

	March 31, 2025	December 31, 2024
Ore stockpiles	$580	$674
Work-in-process	43,094	51,987
Finished goods	293	714
Materials and supplies	4,573	4,645
	$48,540	$58,020

Cost of inventories recognized in cost of sales totaled $41.5 million for the three months ended March 31, 2025 (March 31, 2024 - $nil) and no inventory write-downs were recognized during either period. Inventories were all related to the Florida Canyon mine.

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

6 MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Plant and equipment	Mineral properties	Total
Cost
As at December 31, 2023	$5,515	$-	$5,515
Acquisition of FCGI	40,584	-	40,584
Additions	2,283	1,648	3,931
Revisions to reclamation obligation	-	1,993	1,993
Disposals	(615)	-	(615)
Foreign exchange translation difference	(48)	-	(48)
As at December 31, 2024	47,719	3,641	51,360
Additions	1,124	3,008	4,132
Revisions to reclamation obligation	-	930	930
Disposals	(169)	-	(169)
Foreign exchange translation difference	-	-	-
As at March 31, 2025	$48,674	$7,579	$56,253
Accumulated depreciation, depletion, amortization
As at December 31, 2023	$2,491	$-	$2,491
Additions	2,452	-	2,452
Disposals	(417)	-	(417)
Foreign exchange translation difference	(7)	-	(7)
As at December 31, 2024	4,519	-	4,519
Additions	2,494	451	2,945
Disposals	(118)	-	(118)
Foreign exchange translation difference	-	-	-
As at March 31, 2025	$6,895	$451	$7,346

Net book value
As at December 31, 2024	$43,200	$3,641	$46,841
As at March 31, 2025	$41,779	$7,128	$48,907

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

7 EXPLORATION AND EVALUATION ASSETS

The following table provides a continuity schedule which details movements in exploration and evaluation assets:

	Idaho Properties	Nevada & Arizona Properties	Total
As at December 31, 2023	$41,041	$27,361	$68,402
Acquisition of Rich Gulch	2,100	-	2,100
Sale of royalty	(9,750)	-	(9,750)
Revisions to reclamation obligation	(3,253)	(30)	(3,283)
Legal and other acquisition costs	408	52	460
Land and option payments	112	244	356
Depreciation[1]	(7)	-	(7)
As at December 31, 2024	30,651	27,627	58,278
Revisions to reclamation obligation	913	3	916
Land and option payments	62	100	162
Depreciation[1]	(2)	-	(2)
As at March 31, 2025	$31,624	$27,730	$59,354

1 The Company capitalized deprecation expenses in the DeLamar property related to a staff house building.

The following table summarizes the exploration and evaluation expenses for the period:

Three months ended March 31, 2025	Idaho Properties	Nevada & Arizona Properties	Total
Site general and administrative expenses	$443	$21	$464
Exploration	101	107	208
Development work	1,410	120	1,530
Land compliance	100	2	102
Total	$2,054	$250	$2,304

Three months ended March 31, 2024	Idaho Properties	Nevada & Arizona Properties	Total
Site general and administrative expenses	$477	$35	$512
Exploration	159	96	255
Development work	2,157	201	2,358
Land compliance	163	21	184
Total	$2,956	$353	$3,309

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

8 TRADE AND OTHER PAYABLES

	March 31, 2025	December 31, 2024
Trade payables	$7,741	$9,510
Accrued liabilities	3,520	3,426
Accrued employee payroll and benefits	3,215	3,667
Accrued other tax liabilities	3,178	2,642
Due to related parties	232	674
	$17,886	$19,919

9 DEBT

Debt is comprised of the following:

	March 31, 2025	December 31, 2024
Convertible facility -liability component	$14,226	$13,963
Convertible facility - derivative component	4,793	2,611
Equipment loans	61	133
Total debt	$19,080	$16,707

Convertible debt facility

A summary of the changes in the convertible debt facility is as follows:

	Convertible facility - liability component	Convertible facility - derivative component	Total
Balance, December 31, 2023	$10,028	$616	$10,644
Additions	3,936	1,064	5,000
Transaction costs	(452)	-	(452)
Accrued interest	1,154	-	1,154
Accretion	810	-	810
Change on debt modification	(1,513)	-	(1,513)
Change in fair value of derivative	-	931	931
Balance, December 31, 2024	13,963	2,611	16,574
Accrued interest	399	-	399
Accretion	263	-	263
Interest payment	(399)	-	(399)
Change in fair value of derivative	-	2,182	2,182
Balance, March 31, 2025	$14,226	$4,793	$19,019

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. ("Lender"), for the issuance of a non-revolving term convertible debt facility ("Convertible Facility") in the principal amount up to $20.0 million. The agreement included an initial advance of $10.0 million, with another $10.0 million available to the Company in the form of drawdown tranches at a minimum of $2.5 million. The Convertible Facility is secured by the Company's material assets and guaranteed by the Company's subsidiaries.

The Convertible Facility matures on July 31, 2027, bears an interest rate of 9.25% per annum on the drawn amount and a standby fee of 2.00% per annum on the undrawn amounts. The conversion price is $1.22 per share.

As of March 31, 2025, the outstanding Convertible Facility balance was $15.0 million (December 31, 2024 - $15.0 million), with $5.0 million undrawn. Interest has being accrued until December 31, 2024, after which it becomes payable quarterly in either cash or shares at the Company's election. During the three months ended March 31, 2025, $0.4 million interest was paid in cash.

The Convertible Facility is classified as a current liability given that it is convertible at the Lender's option at any time prior to maturity. As of March 31, 2025, the Company was in compliance with all covenants. There have been no changes to the terms of the Convertible Facility since those disclosed in the audited consolidated financial statements for the year ended December 31, 2024.

As at March 31, 2025, the fair value of the derivative component was estimated at $4.8 million (December 31, 2024 - $2.6 million). The derivative component was valued using the Binomial Tree method with the following assumptions:

	March 31, 2025	December 31, 2024
Maturity date	July 31, 2027	July 31, 2027
Risk-free rate	4.00%	4.39%
Share price	1.24	0.86
Expected volatility	55.40%	57.10%
Dividend yield	-	-
Annual interest rate	9.25%	9.25%
Conversion price (per share)	1.22	1.22
Conversion price cap[1]	1.83	1.83
Credit spread	n/a	n/a

1 Under the Convertible Facility agreement, the Company has a one-time right to require the Lender to convert up to 50% of the outstanding principal into the Company's common shares if certain market conditions are met. Specifically, if the volume-weighted average price ("VWAP") of the Company's shares at market close remains at least 50% above the applicable conversion price for 30 consecutive trading days, the Company may elect this conversion, provided no event of default has occurred or is continuing.

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

10 LEASE LIABILITIES

Balance at December 31, 2023	$1,080
Addition from acquisition of FCGI	9,196
Change in estimates and modification	595
Payments	(2,341)
Interest	221
Adjustment on currency translation	(39)
Balance at December 31, 2024	8,712
Payments	(2,336)
Interest	198
Balance at March 31, 2025	$6,574
Less current portion	4,032
Non-current portion	$2,542

11 RECLAMATION AND REMEDIATION LIABILITIES

The Company's reclamation obligation relates to the restoration and closure of the Florida Canyon mine and other development projects. The reclamation provision has been calculated based on total estimated reclamation costs and discounted back to its present value. The discount rate and inflation rate are adjusted quarterly to reflect current market assessments. The Company reviews and, if necessary, adjusts provisions at each reporting date.

Balance, December 31, 2023	$25,492
Acquisition of FCGI	29,817
Reclamation costs	(1,188)
Accretion	1,217
Change in estimates	(811)
Balance, December 31, 2024	54,527
Reclamation costs	(281)
Accretion	614
Change in estimates[1]	2,031
Balance, March 31, 2025	56,891
Less: current portion	1,851
Non-current portion	$55,040

1. Includes $0.18 million revised estimated costs of a closed mine with a corresponding expense recorded in other expenses (note 18).

The Company expects these obligations to be settled between 2025 - 2100. The discount rates used in discounting the estimated reclamation and remediation obligation were between 4.10% and 4.40% (December 31, 2024 - 4.42% and 4.62%), and the inflation rate used was 2.12% (December 31, 2024 - between 2.00% and 2.12%).

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

12 SHARE CAPITAL

a) The Company is authorized to issue an unlimited number of common shares without par value.  As at March 31, 2025, the number of total issued and outstanding common shares was 168,711,790 (December 31, 2024 - 168,707,653).

Issued share capital during the three months ended March 31, 2025

During the three months ended March 31, 2025, the Company issued 3,637 shares as a result of vested restricted share units ("RSU" or "RSUs") and issued 500 shares for warrants exercised at the exercise price of CA$1.20 per share for gross proceed of $417.

    Issued share capital during the year ended December 31, 2024

On November 8, 2024, the Company acquired all outstanding shares of FCGI by issued 65,213,010 shares to former FCGI shareholders at a price of CA$1.55 ($1.11) for a total of $72.7 million.

On August 21, 2024, the Company completed a bought deal public offering, pursuant to which the Company issued a total of 14,900,000 units at a price of CA$1.35 ($0.99) per unit for aggregate gross proceeds of CA$20.0 million ($15.0 million). Shares were issued on November 8, 2024 upon the FCGI acquisition close. The Company paid $0.7 million in brokers' fee and $0.3 million for various other expenses (mostly legal and filing fees) in connection with the equity financings.

On March 13, 2024, the Company completed a bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units at a price of CA$0.90 ($0.67) per unit for aggregate gross proceeds of CA$15.0 million ($11.0 million). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CA$1.20 ($0.89) for a period of 36 months from the closing of the offering. The Company paid $0.5 million in brokers' fee and $0.6 million for various other expenses (mostly legal and filing fees) in connection with the equity financings. The warrants were determined using the residual value method and no value was attributed to those warrants.

On March 8, 2024, the Company completed the acquisition of seventeen patented claims in the Rich Gulch area of the DeLamar Project (note 7). Under the terms of the purchase agreement, the Company acquired all of the interests in exchange for $2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of the Company.

During the year ended December 31, 2024, the Company issued 151,687 common shares as a result of vested RSUs.

b) Share-based compensation

Stock options

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

The following table summarizes stock option activity for the Company:

	March 31, 2025		December 31, 2024
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Balance, beginning of period	2,624,370	$2.38	3,300,083	$3.06
Granted	1,654,481	1.02	92,301	2.24
Expired	(95,151)	2.66	(637,507)	5.38
Forfeited	(26,800)	4.76	(130,507)	4.82
Balance, end of period	4,156,900	$1.82	2,624,370	$2.38

The following table summarizes information relating to stock options outstanding and exercisable as at March 31, 2025:

Exercise price per share	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
0.95 - 1.05	2,965,786	4.23	$0.99	727,392	$1.02
1.06 - 3.05	529,640	3.92	1.48	185,575	1.69
3.06 - 6.05	501,228	1.54	4.73	501,228	4.73
6.06 - 12.38	160,246	0.74	8.96	160,246	8.96
0.95 - 12.38	4,156,900	3.73	$1.82	1,574,441	$3.09

On January 24, 2025, the Company granted a total of 1,362,415 options to certain employees, executives, directors and consultants at an exercise price of $0.96 (CA$1.37) per option, with expiry date January 24, 2030. The options were granted in accordance with the Company's equity incentive plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $0.5 million, to be amortized over the options' vesting period.

On March 27, 2025, the Company granted a total of 292,066 options to new executives at an exercise price of $1.33 (CA$1.91) per option, with expiry date March 27, 2030. The options were granted in accordance with the Company's equity incentive plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $0.2 million, to be amortized over the options' vesting period.

The following assumptions were used in the Black-Scholes valuation:

	March 31, 2025	December 31, 2024
Expected annualized volatility	52.61% - 52.73%	60%
Risk free interest rate	2.53% - 2.88%	3.08%
Expected life	3.5 yr	2.25 yr
Expected dividends	-	-
Weighted average of strike price of options granted	$0.96- $1.33	$1.11

During the three months ended March 31, 2025, the total share-based compensation expense related to stock options was $0.2 million (March 31, 2024 - $0.1 million).

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

Restricted share units

The following table summarizes the RSU activity for the Company:

	RSUs	Weighted average fair value
Balance as at December 31, 2023	1,165,119	$1.35
Settled	(301,103)	1.84
Deferred settlement	38,225	1.84
Forfeited	(67,166)	1.30
Balance as at December 31, 2024	835,075	1.06
Granted	1,584,744	1.02
Settled	(36,624)	1.14
Deferred settlement	12,500	1.14
Forfeited	(145,092)	0.97
Balance at March 31, 2025	2,250,603	$1.02

On January 24, 2025, the Company granted a total of 1,306,184 RSUs to certain employees and executives.

On March 27, 2025, the Company granted a total of 278,560 RSUs to new executives.

During the three months ended March 31, 2025, the total share-based compensation expense related to RSUs was $0.1 million (March 31, 2024 - $0.2 million).

The Company may use a net withholding settlement feature for vested RSUs, where a portion of the vested RSUs can be withheld, to satisfy employee tax withholding obligations.

Deferred share units

The following table summarizes the deferred share units ("DSU" or "DSUs") activity for the Company:

	DSUs	Weighted average fair value
Balance as at December 31, 2023	732,475	$2.05
Granted	145,783	0.83
Cancelled	(123,893)	0.95
Settled	(56,829)	3.41
Balance at December 31, 2024	697,536	1.85
Granted	366,395	0.97
Settled	(67,095)	3.19
Balance at March 31, 2025	996,836	$1.39

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

On January 24, 2025, the Company granted a total of 348,726 DSUs to directors.

On March 31, 2025, the Company granted a total of 17,669 DSUs to certain directors in lieu of cash directors' fees.

During the three months ended March 31, 2025, the total share-based compensation expense related to DSUs was $0.1 million (March 31, 2024 - $0.1 million). As at March 31, 2025, there were 455,516 unvested DSUs (December 31, 2024 - 127,364).

Share purchase warrants

The following table summarizes the warrants activity for the Company:

	Warrants	Weighted average exercise price
Balance at December 31, 2023	2,015,122	$1.04
Issued	8,305,874	0.89
Expired	(2,015,122)	1.04
Balance at December 31, 2024	8,305,874	0.89
Exercised	(500)	0.89
Balance at March 31, 2025	8,305,374	$0.89

c) Basic and diluted weighted average number of share outstanding

	Three months ended March 31,
	2025	2024
Basic weighted average shares outstanding	168,710,837	73,134,556
Weighted average shares dilution adjustments:
Warrants	2,368,823	-
Stock options	129,958	-
RSUs	2,250,603	-
DSUs	996,835	-
Convertible debt facility	13,827,907	-
Diluted weighted average shares outstanding	188,284,963	73,134,556

Potential ordinary shares arising from warrants, stock options, RSUs, DSUs and convertible debt facility are not included in the calculation of diluted shares as of March 31, 2024 because their effect would have been anti-dilutive.

13 REVENUE

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

	Three months ended March 31,
	2025	2024
Gold	$56,430	$-
Silver	595	-
Revenue	$57,025	$-

14 PRODUCTION COSTS

	Three months ended March 31,
	2025	2024
Mining	$13,071	$-
Crushing and processing	9,665	-
Mine general and administrative	4,600	-
Refining and desorption	155	-
Change in mineral inventories	6,991	-
	$34,482	$-

Mine general and administrative includes property tax and surety bond fees.

15 SEGMENT INFORMATION

Operating segments are those operations whose operating results are reviewed by the chief operating decision-maker, being the Company's Chief Executive Officer, to make decisions about resources to be allocated to the segments and assess their performance, provided those operations meet certain quantitative thresholds, or are deemed significant. The Company's operating segments have been identified as the Company's individual operating mine and significant development projects. As a result of the acquisition of FCGI, the Company has recognized the Florida Canyon mine as an operating segment. The Company operates in the mining industry and its principal product is refined gold. During the three months ended March 31, 2025, the Company had two customers that accounted for more than 99% of the Company's total sales. The Company's revenue was generated on the sale of refined gold and silver originating from the United States.

The following tables summarize segment information of the Company:

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

Three months ended March 31, 2025	Florida Canyon mine	DeLamar	Nevada North and other development projects	Corporate and other	Total
Revenues	$57,025	$-	$-	$-	$57,025
Production costs	(34,482)	-	-	-	(34,482)
Depreciation, depletion and amortization	(3,327)	-	-	-	(3,327)
Royalties	(3,732)	-	-	-	(3,732)
Total cost of sales	(41,541)	-	-	-	(41,541)
Gross profit	15,484	-	-	-	15,484
Exploration and evaluation expenses	-	(2,054)	(250)	-	(2,304)
General and administrative expenses	11	-	-	(1,685)	(1,674)
Depreciation	-	(140)	(42)	(23)	(205)
Share-based compensation	-	-	-	(351)	(351)
Income (loss) from operations	$15,495	$(2,194)	$(292)	$(2,059)	$10,950
Capital expenditures and capitalized land related payments	$3,785	$196	$100	$-	$4,081

Three months ended March 31, 2024	DeLamar	Nevada North and other development projects	Corporate and other	Total
Revenues	$-	$-	$-	$-
Production costs	-	-	-	-
Depreciation, depletion and amortization	-	-	-	-
Total cost of sales	-	-	-	-
Gross profit	-	-	-	-
Exploration and evaluation expenses	(2,956)	(353)	-	(3,309)
General and administrative expenses	-	-	(1,202)	(1,202)
Depreciation	(172)	(44)	(25)	(241)
Share-based compensation	-	-	(444)	(444)
Loss from operations	$(3,128)	$(397)	$(1,671)	$(5,196)
Capitalized land related payments	$243	$209	$-	$452

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

	Florida Canyon mine	DeLamar	Nevada North and other development projects	Corporate and other	Total
March 31, 2025
Mineral properties, plant and equipment	$46,732	$1,521	$293	$361	$48,907
Exploration and evaluation assets	$-	$31,624	$27,730	$-	$59,354
Total assets	$155,582	$34,540	$28,744	$21,782	$240,648

December 31, 2024
Plant and equipment	$44,562	$1,563	$334	$382	$46,841
Exploration and evaluation assets	$-	$30,651	$27,627	$-	$58,278
Total assets	$145,433	$35,972	$28,622	$27,057	$237,084

16 GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31,
	2025	2024
Compensation and benefits	$869	$631
Office administration	319	176
Corporate development and marketing	129	143
Professional fees	267	186
Regulatory fees	90	66
	$1,674	$1,202

17 NET FINANCE EXPENSES

	Three months ended March 31,
	2025	2024
Interest income	$(339)	$(83)
Interest expense	198	28
Interest on debt	399	261
Accretion on debt	264	173
Accretion on reclamation liabilities	614	256
	$1,136	$635

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

18 OTHER EXPENSES

	Three months ended March 31,
	2025	2024
Transaction and integration costs on the acquisition of FCGI	$2,095	$-
Change in estimate on reclamation obligation	184	-
Net foreign exchange gain (loss)	(24)	248
(Loss) gain on disposal of assets	36	(62)
Other	33	(40)
	$2,324	$146

19 INCOME TAX EXPENSE

	Three months ended March 31,
	2025	2024
Current tax expense	$3,417	$-
Deferred tax expense	7	-
Total tax expense	$3,424	$-

20 RELATED PARTY TRANSACTIONS

The Company's related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. There were no transactions with related parties outside of the ordinary course of business during the three months ended March 31, 2025.

21 FINANCIAL INSTRUMENTS

The Company is exposed to financial instrument risks such as credit risk, market price and liquidity risk. The Company's Board of Directors has overall responsibility for the establishment and oversight of the risk management framework and reviews the Company's policies on an ongoing basis.

a. Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company manages credit risk for trade and other receivables through established credit monitoring activities. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and records an expected credit loss based on its best estimate of potentially uncollectible amounts. The Company currently transacts with highly rated counterparties for the sale of gold and receivables.

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

b. Market price risk

i) Commodity price risk

The Company is exposed to commodity price risk as its revenues from the sale of precious metals are exposed to metal price fluctuations in the market. The Company manages this risk by entering into agreements with various counterparties to mitigate price risk.

Derivative contract options

In December 2024, the Company entered into derivative contracts to manage its exposure to fluctuations in the spot gold price. Put options were purchased by the Company for a total of 32,400 ounces of forecast gold production, spread equally from January 2025 to December 2025, at the Florida Canyon mine with a strike price of $2,400 per ounce. As of March 31, 2025, the Company has paid the up-front premium of $1.08 million (December 31, 2024 - $0.80 million). These derivatives assets were fair valued on market-to-market basis at the end of each reporting period using quoted observable inputs. During the three months ended March 31, 2025, an unrealized loss of $0.90 million was recognized under (loss) gain on derivative in the condensed interim consolidated statements of income (loss) and comprehensive income (loss), with a corresponding to the derivative assets.

ii) Foreign exchange risk

The Company operates in Canada and the US, and is exposed to foreign exchange risk arising from certain expenditures, monetary assets and liabilities denominated in Canadian dollars. The Company’s metal sales revenues are denominated in US dollars. However, the currency fluctuation related to changes between US dollars and Canadian dollars could have an impact on the Company’s net earnings and other comprehensive income. During the three months ended March 31, 2025, the Company recognized a net foreign exchange gain of $0.02 million (March 31, 2024 - a loss of $0.2 million).

iii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company's significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company's operating cash flows are mostly independent of changes in market interest rates, which is impacted by economic uncertainties and current high inflationary environment. Management considers this risk immaterial.

c. Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets. The Company has in place a planning and forecasting process to help determine the funds required to support normal operating requirements on an ongoing basis. The Company continuously monitors and reviews both actual and forecasted cash flows, and matches the maturity profile of financial assets and liabilities.

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

d. Share price risk

At each reporting period, the convertible debt derivative liability is fair valued using the Binomial Tree Method. The Company's share price is a key assumption used in this valuation, hence share price fluctuations can meaningfully impact the value of the derivative liability.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, restricted cash, marketable securities, accounts payable and accrued liabilities, convertible debt facility, lease liabilities, other liabilities and equipment loan.

The fair value hierarchy that reflects the significance of the inputs used in making the measurements has the following levels:

• Level 1 - quoted prices in active markets for identical assets or liabilities;

• Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

• Level 3 - inputs for the asset or liability that are not based on observable market data.

The following table summarizes the Company's financial instruments classified as FVTPL:

March 31, 2025	FVTPL
Financial assets:
Cash and cash equivalents	$61,116
Derivative asset	59

Financial liabilities:
Convertible debt facility - derivative component	4,793

December 31, 2024	FVTPL
Financial assets:
Cash and cash equivalents	$52,190
Derivative asset	551

Financial liabilities:
Convertible debt facility - derivative component	2,611

For restricted cash, lease liabilities, equipment financing liability and non-derivative host liability of convertible debt, the carrying values approximate their fair values at the period end because the interest rates used to discount host contracts approximate market interest rates. The carrying values of other receivables, trade and other payables are considered to be reasonable approximate their fair values due to the short-term nature of these items.

INTEGRA RESOURCES CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are in thousands of US dollars, except for number of shares, equity awards and per share amounts, unless otherwise noted)

22 CONTINGENCIES

Notice of Civil Claim

Alio Gold Inc ("Alio"), a subsidiary of the Company since November 8, 2024, received a Notice of Civil Claim in May 2019 from a former shareholder of Rye Patch Gold Corp ("Rye Patch") whose shares were acquired by Alio. The plaintiff brought the claim in the Supreme Court of British Columbia ("the Court") pursuant to the Class Proceedings Act and is seeking damages against Alio for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. In March 2021, the Court dismissed, in its entirety, the plaintiff's application to certify the action as a class proceeding. In April 2021, the Company received notice that the plaintiff is pursuing an appeal of the court's decision to dismiss the plaintiff's certification application.

The appeal was argued in the Court of Appeal in January 2022 and in March 2022 the Court of Appeal released its decision allowing the appeal but remitting the matter of certification to the trial court for further consideration. On July 28, 2023, the Court certified a class proceeding against Alio. Pursuant to the Court's decision, the class members in the class proceeding include all individuals or entities whose Rye Patch shares were acquired by Alio in exchange for Alio common shares and cash as part of the plan of arrangement entered into between Alio and Rye Patch, but excludes all of those individuals or entities that sold their shares in Alio prior to August 10, 2018. The proceeding is currently scheduled to proceed to trial before the British Columbia Supreme Court in June 2025.

The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim is not determinable at this time. Accordingly, no liability was accrued in the FCGI purchase price allocation and no liability has been recognized in the Company's condensed interim consolidated financial statements.

23 EVENTS AFTER THE REPORTING PERIOD

Subsequent to the quarter, the Company issued 290,000 common shares for warrants exercised at the exercise price of CA$1.20 per share for gross proceeds of CA $0.3 million ($0.3 million).